EXHIBIT 99.1

Ramat Gan, Israel, May 9, 2012 - B Communications Ltd. (NASDAQ: BCOM) announces that its controlled subsidiary, Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) reported that its board of directors approved the issuance of up to NIS 450 million in debt by its subsidiary, D.B.S. Satellite Services (1998) Ltd. (“DBS”).  DBS intends to obtain a long term loan from certain institutional lenders secured by collateral previously provided to existing creditors and by an additional private issuance of DBS’s Series B debentures.  The issuance, which received a credit rating of ilA- by S&P Maalot, will be conditioned upon approvals from DBS’ financing banks and the proceeds will be used primarily for the early repayment of existing bank loans of NIS 400 million and the balance of the proceeds will be used for DBS’s operations.

In addition, the Company authorized DBS to enter into agreements with its financing banks to amend or terminate its current financing arrangements.  This will include the repayment of all of DBS’s outstanding long term bank loans (as a condition for the new debt issuance) and entering into new agreements with individual banks for an ongoing credit line.

The Company believes that the issuance of additional debt is in the best interest of DBS and the Company because, among other things, it will allow DBS to replace its current debt with a more convenient repayment schedule and therefore improve its cash flow.  The early repayment of the existing bank loans will also allow DBS to cancel current restrictive covenants that limit DBS’s financial flexibility.